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                                                                     EXHIBIT 4.3

                             JOINT VENTURE AGREEMENT

                                     Between

                           DSG International Limited,

                             Mitsubishi Corporation,

                                       And

                      Japan Absorbent Technology Institute

                                February 10, 2003

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CONTENTS

                                                                            Page
                                                                            ----

ARTICLE  1  : Definition                                                      2

ARTICLE  2  : Representation and Warranties                                   3

ARTICLE  3  : Establishment of New Companies                                  3

ARTICLE  4  : Issue of Shares                                                 5

ARTICLE  5  : General Meeting of Shareholders                                 5

ARTICLE  6  : Board of Directors                                              7

ARTICLE  7  : Transfer of Shares                                              9

ARTICLE  8  : Financing                                                      11

ARTICLE  9  : Remittance of Dividends                                        12

ARTICLE 10  : Accounting                                                     13

ARTICLE 11  : Auditors                                                       13

ARTICLE 12  : License                                                        14

ARTICLE 13  : Supply of Raw Materials                                        14

ARTICLE 14  : Sales of Products                                              14

ARTICLE 15  : Governmental Approval and Term                                 15

ARTICLE 16  : Termination                                                    15

ARTICLE 17  : Notice                                                         18

ARTICLE 18  : Governing Law                                                  19

ARTICLE 19  : Language                                                       19

ARTICLE 20  : Non-Assignment                                                 19

ARTICLE 21  : Entire Agreement                                               19

ARTICLE 22  : Settlement of Dispute                                          19

ARTICLE 23  : Secrecy Provisions                                             20

ARTICLE 24  : Priority of Joint Venture Agreement                            20

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                             JOINT VENTURE AGREEMENT

This Agreement, made and entered into this 10th day of February, 2003, by and between Japan Absorbent Technology Institute, a corporation duly organized and existing under the laws of Japan and having its principal place of business at 26-5, Nihonbashi-hamacho 2-chome, Chuo-ku, Tokyo, Japan (herein after called "JATI"), MITSUBISHI CORPORATION, a corporation duly organized and existing under the laws of Japan and having its principal place of business at 6-3, Marunouchi 2-chome, Chiyoda ku, Tokyo, Japan (hereinafter called "MC", MC and JATI hereinafter sometimes collectively called the "Japanese Shareholders"), and DSG International Limited., a corporation duly organized and existing under the laws of British Virgin Islands and having its principal executive office at 17th Floor, Watson Centre, Kung Yip Street, Kwai Chung, Hong Kong (hereinafter called "DSG"),

                                   WITNESSETH:

WHEREAS, JATI has developed and owns certain valuable and proprietary patents, and related technical information, trademarks, and other intellectual property rights, for the manufacture of the Products (as hereinafter defined),

WHEREAS, MC has received a license under the Patents (hereinafter defined) and Technical Information (as hereinafter defined) from JATI and has granted such a license to DSG, and desires to sell raw materials for the Products as a supplier and to purchase and sell a certain quantity of the Products manufactured by SSC (as hereinafter defined).

WHEREAS, DSG is engaged in manufacture of absorbent products such as disposable baby and incontinent diapers, feminine hygiene products and the like, in Hong Kong, China and other areas, and desires to manufacture the End Products (as hereinafter defined) by using the Products, and

WHEREAS, the parties hereto (hereinafter individually called the "Party", and hereinafter collectively called the "Parties") desire (a) to establish a new company under the laws of British Virgin Island as a holding company (hereinafter called "SHC"), (b) to cause SHC to issue such number of shares to the Parties so that they will hold shares in SHC in the ratio stated in Article
3.01 hereof, and (c) to cause SHC to invest in and establish (i) a new company under the laws of People's Republic of China as a production company in Waigaoqiao Free Trade Zone, People's Republic of China in order to manufacture the Products (hereinafter called "SSC") and (ii) a new company under the laws of Macau as a

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marketing company in Macau in order to sell the Products (hereinafter called
"SMC").

NOW THEREFORE, it is agreed by all the Parties as hereinafter set forth:

ARTICLE 1. Definition

Whenever used in this Agreement, unless otherwise clearly indicated in the context, the following terms shall have only the meanings as defined in this
Article 1:

1.01 "End Products" means absorbent products such as disposable baby and incontinent diapers and feminine hygiene products into which the Products are incorporated.

1.02 "New Companies" means SHC, SSC and SMC.

1.03 "Patents" shall mean the China Patents and the Other Patents. "China Patents" means Chinese application for invention No.97181473.2, and other related Chinese applications and their counterparts in Hong Kong that have been or will be filed, and any patents to issue upon any such patent application and divisions, continuations, continuations-in-part, or reissues of any of the foregoing, now owned by JATI, or other patents subsequently acquired by JATI or under which JATI has royalty-free sublicensing rights, which patents would be infringed by the manufacture, use or sale of the Products or the End Products if their manufacture, use or sales in the Territory (as hereinafter defined) were not authorized. "Other Patents" shall mean any patents of JATI relating to the technology that would be infringed by DSG or MC's distribution, use, or sale of the End Products anywhere in the world if DSG or MC's distribution, use, and sale of the End Products were not authorized.

1.04 "Products" means certain highly absorbent sheet materials for use in absorbent products such as disposable baby and incontinent diapers, feminine hygiene products and the like, as covered by the Patents.

1.05 "Technical Information" means confidential technical information and know-how JATI has acquired as a result of scientific research, practical experience, and otherwise that is reasonably related to the practice of the Patents for the manufacture and use of the Products and the End Products.

1.06 "Territory" means the Exclusive Territory and the Nonexclusive Territory. "Exclusive Territory" means the People's Republic of China and Hong Kong. "Nonexclusive Territory" means Australia, Brunei, India, Indonesia, the Republic of Korea, Malaysia,

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     New Zealand, the Philippines, Singapore, Taiwan, Thailand, and Vietnam.

ARTICLE 2. Representation and Warranties,

2.01 DSG represents and warrants to the other Parties as follows:

          (a) DSG is a duly organized corporation existing in good standing under the laws of British Virgin Island.
          (b) The making and performance of this Agreement are within DSG's corporate powers, have been duly authorized by all necessary corporate actions of DSG and do not contravene any provisions of law or of the Articles of Association of DSG or of any contract binding on DSG.

2.02 JATI represents and warrants to the other Parties as follows:

          (a) JATI is a duly organized corporation existing in good standing under the laws of Japan.
          (b) The making and performance of this Agreement are within JATI's corporate powers, have been duly authorized by all necessary corporate actions of JATI and do not contravene any provisions of law or of the Articles of Association of JATI or of any contract binding on JATI.

2.03 MC represents and warrants to the other Parties as follows:-

          (a) MC is a duly organized corporation existing in good standing under the laws of Japan.
          (b) The making and performance of this Agreement are within MC's corporate powers, have been duly authorized by all necessary corporate actions of MC and do not contravene any provisions of law or of the Articles of Association of MC or of any contract binding on MC.

ARTICLE 3. Establishment of New Companies

3.01 Establishment of SHC Within one (1) month after the execution of this Agreement, subject to necessary approval of the Governments of British Virgin Island, the Parties shall establish SHC in accordance with the provisions of this Agreement and following conditions:

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          (a)  The name of SHC shall be "Shuiling Holding Company Limited", or such other name as may be mutually agreed upon by the Parties.
          (b) The primary objects of SHC shall be holding all shares of SSC and SMC to control and manage these two companies.
          (c) The Principal office of SHC shall be located at [Address at Hong Kong].
          (d) The authorized capital of SHC at the time of establishment shall be five million US Dollars (US$ 5,000,000), divided into five million (5,000,000) ordinary shares with par value of one US Dollar (US$1.00) each.
          (e) The Memorandum of Association and the Article of Association of SHC shall be substantially in the form and substance as EXHIBITs A and B attached hereto respectively.

3.02 Establishment of SSC Immediately after the establishment of SHC, the Parties shall cause SHC to begin the procedure of establishing SSC in accordance with the laws of Peoples Republic of China (PRC), the provisions of this Agreement and following conditions:

          (a) The name of SSC shall be ("Shanghai DSG MegaThin Company Limited"), or such other name as may be mutually agreed upon by the Parties.
          (b) The primary objects of SSC shall be to manufacture and sell the Products.
          (c) The registered office of SSC shall be located at [Address at People's Republic of China]. (The location of the land at Waiguoqiao)
          (d) The registered capital of SSC at the time of establishment shall be five million US Dollars (US$ 5,000,000).
          (e) The Memorandum and Article of Association of SSC shall be substantially in the form and substance as EXHIBITs C and D attached hereto.

3.03 Establishment of SMC After the establishment of SHC, the Parties shall cause SHC to begin the procedure of establishing SMC in accordance with the laws of Macau, Special Administration Region (SAR), the provisions of this Agreement and following

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     conditions:

          (a) The name of SMC shall be "Shuiling (Macau) Company Limited", or such other name as may be mutually agreed upon by the Parties.
          (b) The primary objects of SMC shall be to market and sell the Products.
          (c)  The registered office of SMC shall be located at Macau.
          (d) The authorized capital of SMC at the time of establishment shall be one thousand US Dollars (US$ 1,000), divided into one thousand (1,000) ordinary shares with par value of one US Dollar (US$1.00) each.
          (e) The Memorandum of Association and the Article of Association of SMC shall be substantially in the form and substance as EXHIBITs E and F attached hereto respectively.

ARTICLE 4. Issue of Shares

4.01 Issue of Shares Immediately after the establishment of the SHC, SHC shall issue five million (5,000,000) ordinary shares, and each of the Parties shall subscribe and pay fully in cash for such shares at par in the following ratio:

Name   Ratio   Number of Shares
----   -----   ----------------
JATI   :  5%         250,000
MC     : 20%       1,000,000
DSG    : 75%       3,750,000

4.02 Additional Shares In the event the issued share capital of SHC is increased from time to time, each of the Parties shall have the obligation to subscribe and pay -in full for such new shares in proportion to the ratio of its then shareholding.

ARTICLE 5. General Meeting of Shareholders

5.01 Annual General Meeting An ordinary general meeting of shareholders shall be held within six (6) months after the end of each accounting period of SHC.

5.02 Extraordinary General Meeting An extraordinary general meeting of shareholders may be convened by the request of any shareholder when it is deemed necessary or appropriate.

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5.03 Notice of General Meeting Prior written notice of all general meetings of shareholders shall be sent to all shareholders at least twenty one (21) days before the meeting, specifying the time and place of the meeting and indicating all matters to be considered thereat, together with copies for reports, studies and any other data relating thereto, provided, however, that notice may be waived by the written consent of all the shareholders of SHC.

5.04 Quorum The quorum for all general meetings of shareholders shall be two (2) shareholders representing not less than fifty one percent (51%) of then issued and outstanding shares.

5.05 Vote At any general meeting of shareholders, any shareholder may attend and vote in person or by proxy appointed by an instrument in writing. Each shareholder shall be entitled to one vote for each share owned by it.

5.06 Chairman DSG shall appoint the chairman of the general meeting of shareholders. The chairman of the general meeting shall not be entitled to a second or casting vote.

5.07 Resolution Unless prohibited by any applicable law, to approve the following types of resolutions, the affirmative vote of not less than eighty percent (80%) of the issued and outstanding shares of SHC shall be required:

     (a) Amendment, addition, change, modification or deletion of any portion of the Memorandum of Association or Articles of Association of the New Companies;
     (b) Increase or decrease in capital of the New Companies, including issuance of shares with any preference;
     (c) Any merger, acquisition of all or substantially all of the assets of the New Companies by the third party, or any transaction with a similar effect;
     (d) Sales, lease, transfer, mortgage, charge, pledge, encumbrance or any other disposal of all or a substantial part of the shares, assets or business of the New Companies;
     (e) Any other action for which a special or extraordinary resolution is required to

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          be passed under the laws of British Virgin Island with respect to SHC.

     (f) Transaction between the New Companies and any shareholder of the New Companies or any person, firm or company that controls, is controlled by, or is under common control of any shareholder of the New Companies, with not less than the transaction amount US$5,000,000.-;
     (g) Issuance of debentures, bonds or any other debt securities by the New Companies;
     (h) Guarantee for the obligation or indebtedness of any person, firm or company by the New Companies;

     To approve any of the following types of resolutions with respect to the New Companies, a unanimous vote of the issued and outstanding shares shall be required:

     (a)  Liquidation or dissolution;

ARTICLE 6. Board of Directors

6.01 Directors The Board of Directors of SHC shall consist of four (4) members, three (3) of whom shall be nominated and may be removed by DSG and the remaining one (1) shall be nominated and may be removed by MC

     If for any reason there is a vacancy in any office of the directors, such vacancy shall be filled solely by nomination by the party who nominated the director whose absence creates such vacancy to be filled.

6.02 Remuneration No director shall be entitled to receive any remuneration for his services from the New Companies except actual expenses for attending the meeting of the Board of Directors, provided, however, that nothing herein contained shall preclude any director from serving the New Companies in any other capacity and receiving remuneration therefor.

6.03 Board of Directors The directors may meet together for the dispatch of business, adjourn and otherwise regulate the meetings of the Board of Directors as they think fit. A director may at any time, and the secretary of the New Companies, who shall be

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     nominated by DSG, (hereinafter referred to as the "Secretary") shall, on the request of a director, convene a meeting of the Board of Directors.

6.04 Notice of Board of Directors Prior written notice of meetings of the Board of Directors shall be sent to all directors at least seven (7) days before the meeting, specifying the time and place of the meeting and indicating all matters to be considered thereat, together with copies of reports, studies and any other data relating thereto, provided, however, that notice may be waived by the unanimous consent of all directors in writing.

6.05 Quorum The quorum for all meetings of the Board of Directors shall be three
     (3).

6.06 Votes

     (a)  Each director shall have one vote.

          In lieu of a validly constituted meeting as above described, unless prohibited under the applicable laws or regulations, any resolution of the Board of Directors shall be considered to have been validly passed if consented in writing by at least three directors of the Board.

     (b) Unless prohibited in any applicable law or regulation, the party may by prior notice in writing SHC to nominate and appoint any person to act as alternate director for a director, whom the party has nominated, in the event of his absence. The alternate director shall be granted full power and authority to act as director in meeting of the Board of Directors.

6.07 Managing Director The Managing Director shall be appointed from among the directors nominated by DSG and shall act as the chairman of the meeting of the Board of Directors. In the event of his absence from the meeting of the Board of Directors, DSG shall appoint one director from the Board of Directors to act as the chairman of the meeting. The chairman shall not have a second or casting vote in the event of a tie at any meeting of the Board of Directors.

     Unless otherwise provided for in any other provisions of this Agreement, the Memorandum of Association or the Articles of Association of the New Companies, the Managing Director shall have the general power and authority to manage and control all business and affairs of the New Companies except for those matters stipulated in Article 6.08 below.

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     In the event the shareholding ratio of SHC mentioned in Article 4.01 is changed due to additional shares mentioned in Article 4.02 and the transfer of shares stipulated in Article 7.01 and 7.02, the number of directors whom each party hereto shall be entitled to nominate shall be revised according to the new shareholding ratio.

6.08. Resultions

     The duty, power and authority of the Board of Directors shall be provided in the Memorandum of Association and Articles of Association.

ARTICLE 7. Transfer of Shares

7.01 Restriction on Transfer of Shares For three (3) years from the date of the establishment of the New Companies, no Party may sell, transfer, assign, hypothecate, encumber, pledge or otherwise dispose of all or any part of its shares in SHC without the prior written consent of all the other Parties. To avoid any doubt, this Article shall not prohibit any substantial change in the ownership of any Party, whether by merger or sales of stock. Notwithstanding the foregoing, each Party (in this Article 7.01, called the "Asset Seller") may transfer all (not a part) of its shares in SHC to any third party (in this Article 7.01, called the "Asset Purchaser") when the Asset Seller sells all or substantial part of its assets to the Asset Purchaser, on condition that the Asset Purchaser informs the Parties in written form of its consent to assume all obligations of the Asset Seller under this Agreement and any agreement mentioned herein.

7.02 First Right of Refusal

     (a) In the event that any of the Parties desires to sell, transfer, assign, hypothecate, encumber, pledge or otherwise dispose of all or any part of its shares in SHC to any third party(s), such Party (in
          Article 7.02 and 7.03 called the "Transferor") shall first offer in writing to sell such shares to each of the other Parties (in this Article 7, called the "Offerees") in proportion to the ratio of its then shareholding in the New Companies or to sell such shares to the other Offeree if any one of the Offerees has declined the said offer. The offer made by Transferor to each of the Offerees must be accepted in full and not just to a part of the shares so offered to it.

     (b) In the event that the Offerees do not give to the Transferor written notice, within sixty (60) days from the date of the offer of its or their desire to purchase the

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          shares so offered, the said offer shall deem to have been declined.

     (c) In the event that either or both of the other Offerees give to the Transferor written notice, within sixty (60) days from the date of the offer, of its or their desire to purchase the shares so offered but the Transferor and such Offeree or Offerees (hereinafter referred to as the "Price Disagreeing Offeree") are unable to agree upon a purchase price within thirty (30) days from the date of such notice, then the book value of the shares on the basis of the financial condition of SHC on the last day of the calendar month immediately preceding the date of the said notice as determined by the firm of independent certified public accountants then employed to audit the books and accounts of SHC shall be determined as a suggested purchase price (the "Suggested Price"). Within thiry (30) days from the date of the determination of the Suggested Price, the Price Disagreeing Party or Price Disagreeing Parties shall give to the Transferor the notice of whether it or they agree or decline to purchase the offered shares at such Suggested Price.

     (d) In the event that either or both of the Price Disagreeing Parties do not give such notice to the Transferor within thirty (30) days from the date of the determination of the Suggested Price, the Price Disagreeing Party or Price Disagreeing Parties shall be deemed to have declined to purchase the offered shares at the Suggested Price.

   The offer made by Transferor to each of the Offerees must be accepted in full not a part of the shares offered. If either of the Offerees, decline the offer or does not make cash payment in full within thirty (30) days from the date of the agreement as to the purchase price, then the Transferor shall offer those shares to the other Offerees.

7.03 Transfer to Third Party

     (a) If all the shares which the Transferor desires to sell are not purchased after the procedures mentioned in the preceding provisions of this Article 7.02 have been taken, the Transferor may sell, transfer, assign, hypothecate, encumber, pledge or otherwise dispose of all or any part of such shares to any third party(s); provided, however, that, in case of sale, the price shall not be less than
          (I) the price which Transferor and any of the Offerees agreed upon or
          (II) Suggested Price as determined pursuant to Article 7.02.

     (b) In case the Transferor should be unable so to dispose of all or a part of such shares

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          to any third party(s) within three (3) months after the other parties have declined to purchase them, then the Transferor shall no longer be free so to dispose of the shares without again following the procedures set out in the preceding provisions of this Article 7.

     (c) In the event that (i) any Offeree, whose shareholding ratio in SHC is less than fifty percent (50%) (hereinafter called the "Minority Shareholder"), declines (or is deemed to decline) the offer mentioned in the Article 7.02 and (ii) the Transferor sells all or part of such shares in SHC to any third party (hereinafter referred to as the "Possible Purchaser" and this transaction shall be hereinafter referred to as the "Proposed Transfer"), then the Minority Shareholders shall have the right to require the Transferor, prior to the Proposed Transfer, offer to sell the Minority Shareholders' shares in SHC in addition to those owned by the Proposed Transferor at the same price and on the same terms as set forth in the Proposed Transfer.

7.04 Transfer to Subsidiaries Notwithstanding any of the provisions of this
     Article 7; Any of the Parties may sell or transfer all or any part of its shares in SHC to its wholly owned subsidiary(s), provided, however, that no such sale or transfer shall relieve such transferor of its obligations hereunder.

ARTICLE 8. Financing

8.01 Self Financing All necessary funds for the operations and activities of the New Companies which cannot be covered by the subscribed and paid up capital shall be secured by the New Companies by means of procuring loan(s) from independent sources and/or issuing bond(s), debenture(s) or other debt securities.

8.02 Financial Obligation, If the New Companies cannot secure such necessary funds by itself, all the Parties shall, subject to necessary internal approval of them, procure such funds for the New Companies in proportion to the ratio of their then respective shareholdings in SHC by way of making direct loan(s) to the New Companies, guaranteeing or furnishing collateral to banking institutions (hereinafter called the "Lender") for the benefit of the New Companies or rendering other appropriate financial assistance to the New Companies.

8.03 Maximum Financial Obligations of Shareholders In any event, the total amount of financial obligations (including payment for shares provided in Article 4.01) of the

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     Parties shall not exceed the amount as follows (hereinafter referred to as the "Maximum Financial Obligations")
     JATI  : US$ 1,350,000.-
     MC    : US$ 5,400,000.-
     DSG   : US$20,250,000.-
     TOTAL : US$27,000,000.-

     In the event that JATI is unable to meet its financial obligations (excluding payment for shares provided in Article 4.01) in terms of providing security, collateral, guarantee and financial assistance for the New Companies, MC, subject to its necessary internal approval, undertakes to assume the financial obligations of JATI.

     In the event that the maximum financial obligation is exceeded, each parties shall decide individually whether or not to increase additional financial arrangement for the New Company.

8.04 Assumption of the Obligation of Financial Assistance Upon completion of a Party's (hereinafter called the "Purchasing Party") purchase of all of the shares of SHC held by another Party (hereinafter called the "Selling Party"), the Purchasing Party shall irrevocably and unconditionally assume and agree to perform, in due course and without any delay, all the financial obligations of the Selling Party under, or being provided pursuant to, Article 8.02 at the time of the sale and purchase of such shares. The Selling Party shall be released and discharged from the financial obligations; provided, however, that, in the event that the Lenders do not grant their consent to the release and discharge of the financial obligations of the Selling Party, the Purchasing Party shall guarantee all such obligations of the Selling Party and indemnify and hold harmless the Selling Party from all the losses, damages and costs incurred by the Selling Party in connection with the financial obligations.

ARTICLE 9. Remittance of Dividends

9.01 Dividends SHC shall remit dividends in U.S. Dollars, if any, declared at the general meeting of shareholders to each of the shareholders of SHC within forty-five (45) days after its resolution for payment of such dividends. SHC has intention to provide at least 20% of all consolidated accumulated surplus earnings of the New Company to shareholder, and the Board of Directors of the New Company will decide whether or not SHC is in a position to provide such cash distribution. SSC and SMC shall remit

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     dividends, if any, to SHC within thirty (30) days after its resolution for payment of such dividends.

9.02 Approval The New Companies shall take all necessary steps at their own expenses to obtain any legal or official approval(s) required for the payment of dividends.

9.03 Withholding Tax In the event that it is required to deduct withholding tax from dividends payable to the Parties or SHC under the laws of the country of the New Company paying the dividend, the New Companies shall furnish to such Parties official tax receipts or other evidence issued by the tax authorities of the country sufficient to enable the Parties or SHC to establish payment of such withholding tax in support of a claim for tax credit, if any, in the country of the Parties or SHC.

ARTICLE 10. Accounting

10.01 Accounting Period The accounting period of the New Companies shall commence on the 1st day of January and end on the 31st day of December in each year.

10.02 Accounting Record The New Companies shall keep true and correct accounting records and books with regard to all of its operations and activities. Each of the Parties shall have the right to inspect, during any business hours of the New Companies, such records and books by itself or its authorized representative at its expense without interrupting the normal operations and activities of the New Companies.

10.03 Accounting Report Each of the New Companies shall furnish audited financial report as of the end of each accounting period to all the Parties within one hundred twenty (120) days after the end of such accounting period. Such financial report must be certified by the firm of independent certified public accountants appointed at the Annual General Meeting.

ARTICLE 11. Auditors

11.01 Auditors All New Companies shall have one auditor who shall be nominated in the first year to appoint the current existing DSG's auditor.

11.02 Vacancy of Auditors If for any reason there occurs a vacancy in the office of auditor, such vacancy shall be filled solely by nomination by the Party or Parties who have

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     nominated the auditor whose absence creates the vacancy to be filled.

ARTICLE 12. License

12.01 License Agreement MC has granted to DSG a license to manufacture, use and sell the Products in Hong Kong and People's Republic of China. For this purpose, a separate "License agreement" has been executed between MC and DSG, the genuine copy of which is attached hereto as EXHIBIT G and all the rights and obligations of DSG under the License Agreement shall be transferred to SHC and a corresponding license agreement between SHC (as licenser) and SSC (as licensee) shall be executed when SSC is duly established by SHC."

ARTICLE 13. Supply of Raw Materials

13.01 Materials Supply Agreement MC shall have the right to supply super absorbent polymer (SAP), to SSC with competitive quality, quantity, price, service and free of patent infringement. For this purpose, separate "purchase agreement of raw materials" shall be executed between MC and SSC substantially in the form and substance as EXHIBIT H attached hereto respectively.

ARTICLE 14. Sale of Products

14.01 Sales Agreement between SSC and SMC Each Party agrees that SSC shall appoint SMC as Marketing and Selling Agent for the Products for all territories except the People's Republic of China. For this purpose, a separate "Sales Agreement A" shall be executed between SSC and SMC substantially in the form and substance as EXHIBIT I attached hereto.

14.02 Sales of the Products Each party agrees that the Products manufactured by SSC and then purchased by SMC from SSC (hereinafter called the "Sales Products") are sold to the customers by DSG and MC as sales agent for sales of the Products. For this purpose, a separate "Sales agreement B" shall be executed between SMC and DSG substantially in the form and substance as EXHIBIT J attached hereto, and a separate "Sales Agreement C" shall be executed between SMC and MC substantially in the form and substance as EXHIBIT K attached hereto.

     And, Each Party agree that DSG have the right to purchase up to thirty percent (30%) of the total production volume of SSC at Standard Costs Plus (hereinafter defined) and

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     for the rest of production volume Sales Products shall be sold to DSG and
     MC, and others at market price basis.

14.03 Standard Costs Plus For the purpose of the purchase by DSG referred in
     14.02 above, the Standard Costs Plus is defined as the costs of production including costs of raw materials, packaging, labour, production overheads and depreciation plus five percent 5% or a differently percentage number mutually agreed upon by all parties.

ARTICLE 15. Governmental Approval and Term

15.01 Term This Agreement shall become effective from the execution hereof, subject to any necessary approvals of the Governments of British Virgin Island, the PRC and Japan and shall continue for a period of [twenty (20) years] commencing on the date hereof. The term shall be automatically extended for [one (1) years] and thereafter for the same period successively, unless any party gives to the other written notice of termination at least three (3) months prior to the expiration of the original term or any such extension thereof.

15.02 Governmental Approval If all necessary approvals of the Governments of British Virgin Island and the People's Republic of China are not obtained within six (6) months from the date hereof, this Agreement shall cease to have effect and no party shall have any claim whatsoever against the other Party.

ARTICLE 16. Termination

16.01 Event of Termination If one or more of the following events occur with regard to any Party (hereinafter called the "Insolvent Party"), any of the other Parties (hereinafter individually called the "Non-Insolvent Parties" and collectively called the "Non-Insolvent Parties") may, notwithstanding the provisions of Article 15.01 hereof, terminate this Agreement by given written notice to all the other parties:

     (a) Appointment of a trustee or a receiver for all or any part of the assets of the Insolvent Party;

     (b)  A petition in bankruptcy or insolvency by or against the Insolvent
          Party;

     (c) Assignment of a substantial part of the assets of the Insolvent Party for the

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

          benefit of creditors other than lender (banks or any financing institution) as part of ordinary course of business;

     (d) Attachment of a substantial part of the assets of the Insolvent Party other than lender (banks or any financing institution) as part of ordinary course of business;

     (e) Expropriation or nationalization of a substantial part of the assets of the Insolvent Party;

     (f)  Dissolution or liquidation of the Insolvent Party; or

     (g) Default of its obligations hereunder failing to remedy such default within a period of sixty (60) days after receiving written notification of such default from any of the other parties. In this case, the right of termination shall be exercisable within fourteen
          (14) days after the expiration of such sixty (60) days period.

16.02 Notification of Insolvency The Insolvent Party shall notify the other Parties immediately in writing for the occurrence of any such event enumerated in subparagraphs (a) through (g) above.

16.03 Non-Insolvent Party's Option

     Upon termination of this Agreement pursuant to this Article 16.01, the Non-Insolvent Party shall have the right to exercise any one of the following rights:

     (a)  to dissolve or liquidate the New Companies; or

     (b) to purchase all or any part of the shares in SHC then held by the Insolvent Party at par value or the book value of the shares as fixed pursuant to Article 16.04, whichever lower.

     If both of the Non-Insolvent Parties select option (b) above, each of the Non-Insolvent Parties shall have the right to purchase the shares in proportion to the ratio of its then shareholding in SHC, provided, however, that if the number of shares which one of the Non-Insolvent Parties desires to purchase does not amount to the total number of shares which such Non-Insolvent Party is entitled to purchase, the

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

     other Non-Insolvent Party shall have the right to purchase all or any part of the shares not purchased by the Non-Insolvent Party first mentioned.

     If one of the Non-Insolvent Parties (in this Article 16.03 called the "(A)-Party") selects the option (a) above or does not exercise option (a) or (b) above and the other Non-Insolvent Party (in this Article 16.03 called the "(B)-Party") selects option (b) above, the (B)-Party shall have the option to purchase all of the shares in SHC then held by the (A)-Party at the same price as is mentioned in (b) above. If the (B)-Party does not exercise within a reasonable time the option to purchase all of those shares, the New Companies shall be dissolved or liquidated.

     If one of the Non-Insolvent Parties selects the option (a) above and the other Non-Insolvent Party does not select option (a) or (b) above, the New Companies shall be dissolved or liquidated.

     If the Non-Insolvent Party(ies) selects the option (b) above, the provision of Article 8.04 shall not be applied to the sales of shares in SHC from the Insolvent Party to such Non-Insolvent Party(ies).

16.04 Book Value The book value of the shares stipulated in Article 16.03 and
     16.06 shall be fixed on the basis of the financial condition of SHC on the last day of the calendar month immediately preceding the date of the exercise of each option as determined by the firm of independent certified public accountants then employed to audit the books and accounts of SHC.

16.05 Termination for Special Events If any of the following events occurs, Minority Shareholders shall, notwithstanding the provisions of Article
     15.01 hereof, have the right to terminate this Agreement by giving written notice to DSG:

     (a) there is no total net profit on SHC profit and loss statement for three (3) consecutive full accounting years from the commencement of SSC operation;

     (b) the consolidated liabilities of the New Companies at any time exceed the consolidated assets of the New Companies after three (3) years of SHC operation.

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

16.06 Minority Shareholders' Option Upon termination of this Agreement pursuant to above Article 16.05, Minority Shareholders shall have the right to demand that DSG purchase all or any part of the shares (at Minority Shareholders' sole discretion) in SHC then held by Minority Shareholders at a price not higher than the book value of the shares as fixed pursuant to
     Article 16.04.

ARTICLE 17 Notice

17.01 Any notice, declaration, demand, request or other communication which is required hereunder shall be in writing, in the English language, and shall be given to each of the parties at its address or facsimile number set forth:

     To JATI:
          JAPAN ABSORBENT TECHNOLOGY INSTITUTE
          2-26-5 Nihonbashi Hamacho, Chuo-ku,
          Tokyo, Japan
          Attention : Dr. Migaku Suzuki
          Facsimile No.: 81-3-3249-7330

     To MC:
          MITSUBISHI CORPORATION
          6-3, Marunouchi 2-chome, Chiyoda-ku,
          Tokyo, Japan
          Attention: Manager of Organic Ammenities Unit
          Facsimile No.: 81-3-3210-5828

     To DSG:
          DSG International Limited
          17th Floor, Watson Centre, Kung Yip Street,
          Kwai Chung, Hong Kong
          Attention :
          Facsimile No. : 852-2427-6951

     Any such notices given by mail shall be considered to have been given on the seventh day after having been mailed in the manner provided above.

     Any party may change its address by giving the other parties written notice of such

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     change in the manner provided above.

ARTICLE 18. Governing Law

18.01 This Agreement shall be governed by and construed in all respects in accordance with the laws of Singapore.

ARTICLE 19. Language

19.01 English shall be used officially in respect of all matters in connection with this Agreement, unless otherwise agreed in writing by all the Parties.

19.02 This Agreement shall be prepared in the English language. In case any translations are prepared and any dispute arises over the meaning of any provision, the English language version shall be controlling.

ARTICLE 20. Non-Assignment

20.01 This Agreement shall not be assigned to any third party(s) without prior written consent of all the other Parties.

ARTICLE 21 Entire Agreement

21.01 This Agreement represents the entire agreement and understanding between the Parties with respect to the subject matter of this Agreement and supersedes any other agreements or understanding, written or verbal, that the Parties may have had; provided, however, that Cost-Sharing Agreement among DSG, JATI and MC shall be effective even after the execution of this Agreement.

ARTICLE 22. Settlement of Dispute

22.01 Any dispute which may arise between the Parties out of or in relation to this Agreement or breach thereof shall, unless settled without undue delay by amicable arrangement of the Parties, be referred to arbitration in Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Centre. Any arbitration procedure shall be conducted in English. The award shall be final and binding upon the Parties, and judgement on such award may be entered in any court or

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

     tribunal having jurisdiction there over.

ARTICLE 23. Secrecy Provisions

23.01 Each Party (hereinafter called the "Recipient") shall not, during the term of this Agreement, directly or indirectly, disclose or divulge to any third party any of the trade secrets, proprietary information or other matters deemed confidential by similarly situated business (hereinafter collectively called "Confidential Information") received in connection with the performance of this Agreement; provided, however, that Confidential Information shall not include any information;

     (a)  which is in the public domain at the time of receipt
     (b) which thereafter enters the public domain through no action or inaction by Recipient or those to whom Recipient has disclosed Confidential Information;
     (c) which is in the possession of or known to Recipient prior to its receipt thereof;
     (d) which is rightfully disclosed to Recipient by a third party not in violation of any confidential obligation;
     (e)  which is independently developed by Recipient; or
     (f) which is required to disclose by any applicable orders, rules, regulations or laws.

ARTICLE 24. Priority of Joint Venture Agreement

24.01 In the event that there is any discrepancy between the contents in this Agreement and those in the Memorandum and Article of Association of the New Companies, the Parties agree to apply the former and amend the Memorandum and Articles of Association to be consistent with this Agreement.

IN WITNESS WHEREOF, all the parties have caused this Agreement to be executed in triplicate, each triplicate of which shall be considered an original, by their respective officers thereunto duly authorized as of the day and year first above written.

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

                                 Japan Absorbent Technology Institute


                                 /s/ Migaku Suzuki
                                 -----------------------------------------------
                                 Name: Migaku Suzuki
                                 Title: President-Representative Director


                                 Mitsubishi Corporation


                                 /s/ Takuro Maruoka
                                 -----------------------------------------------
                                 Name: Takuro Maruoka
                                 Title: General Manager, Organic Amenities Unit,
                                        Functional Chemicals Division


                                 DSG International Limited


                                 /s/ Brandon Wang
                                 -----------------------------------------------
                                 Name: Brandon Wang
                                 Title: Member of Executive Cabinet
                                        Chairman & Chief Executive

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